

September 22, 2010

Keith A. Katkin
Chief Executive Officer
Avanir Pharmaceuticals, Inc.
101 Enterprise, Suite 300
Aliso Viejo, California 92656

     Re: **Avanir Pharmaceuticals, Inc.**
           Registration Statement on Form S-3
           Filed September 2, 2010
           File No. 333-169175

Dear Mr. Katkin:

We have reviewed your September 20, 2010 response to our September 13, 2010 comment letter and have the following additional comment.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Description of Subordinated and Senior Debt Securities

1. We note your response to our prior comment 2; however, we continue to believe that a description of the material terms of the currently filed indenture should be described in the Form S-3. Please revise your disclosure to include a description of the known material terms of the subordinated and senior debt securities being offered pursuant to the registration statement. You may note in your disclosure that the terms are subject to change based on your negotiations with potential trustees.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Ryan A. Murr (Goodwin Procter LLP)